Via Facsimile and U.S. Mail
Mail Stop 6010

June 15, 2006

Raymund Breu
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

      Re: Novartis AG
            Form 20-F for Fiscal Year Ended December 31, 2005
            Filed January 30, 2006
            File No. 001-15024

Dear Mr. Breu:

      We have completed our review of your Form 20-F and have no further comments at this time.

                   Sincerely,

                   Kevin Woody
                   Branch Chief